FOR IMMEDIATE RELEASE

                                      Contact:  John Thornton
                                                Mitek Systems, Inc.
                                                10070 Carroll Canyon Road
                                                San Diego, CA  92131
                                                Tel:  (619) 635-5900
                                                Fax:  (619) 635-5908
                                                Web:  http://www.miteksys.com


       MITEK SYSTEMS, INC. APPOINTS PRESIDENT AND CHIEF EXECUTIVE OFFICE


     SAN DIEGO -- (BUSINESS WIRE) -- Dec. 23, 1997 - Mitek Systems, Inc. (NASDAQ:MITK) announced today that Elliot Wassarman has been appointed to the position of president and chief executive officer for the company effective Jan. 5, 1998.

     In addition, Wassarman was appointed to the board of directors of the company. Concurrent with this appointment, the company announced the resignation of John F. Kessler from these positions and his assumption of the duties of chief financial officer. Wassarman has held similar positions in technology and software industry related companies, including Promis Systems Corp., Teralinx Communications Corp., Copam USA Inc., and until this appointment, Electric Classifieds Inc. Wassarman also served in various senior global sales and marketing roles during his career at both large public and private companies.

     "We are very pleased with Elliot's decision to join the company and are confident that his extensive leadership experience in the high-technology and software areas will bring rapid improvement in the performance of the company. It is believed that this experience will help to develop new channels of distribution, forge strategic business alliances, and meet investor expectations," said John M. Thornton, chairman of the board. His industry knowledge, coupled with his leadership and management skills will bring this dimension to us."

     Mitek Systems, Inc. is a worldwide leader in neural imaging technology located at 10070 Carroll Canyon Road, San Diego, CA 92131. The company's document imaging and intelligent character recognition products and technology are used in high-production automated data entry and forms processing applicaitons. Mitek's products are installed in some of the largest companies and government organizaitons in the world.